FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               February 14, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Restructuring Update dated 14 February, 2003



Exhibit No. 1


14 February 2003

             British Energy plc ("British Energy" or the "Company")

                              Restructuring update

 Announcement of agreement on formal standstill and heads of terms with certain creditors

The Board of British Energy (the "Board") announces that it has agreed with certain of its creditors formal standstill agreements and that it has also reached non-binding agreement in principle regarding the recognition, compromise and allocation of certain claims under the terms of the restructuring proposals announced on 28 November 2002.

Progress on restructuring:

- Formal standstill agreements reached, subject to various conditions, with Significant Creditors and BNFL

- Significant Creditors have agreed in principle the amount of each of their claims solely for the purpose of the restructuring. New bonds and new equity will be allocated on the basis of these amounts

- Secured loan from HMG to be repaid from the proceeds of the disposal of Bruce Power and stoodstill amounts. HMG likely to extend facility, subject to certain conditions, after 9 March 2003 for limited working capital and collateral purposes

- Eggborough Banks to enter into new Capacity and Tolling Agreement. Payments will be made as if they had been issued with GBP150 million of new bonds

- Issue of new bonds to be reduced from, previously announced GBP700 million, by GBP150 million to GBP550 million as a result of the CTA

- Proposals to issue warrants to existing shareholders are under consideration. However, the return, if any, to existing shareholders will represent a very significant dilution.

Adrian Montague, Chairman of British Energy, said:

"Today is a significant milestone in the restructuring of British Energy but is just one step along a road which may take another eighteen months. The Government, creditors and shareholders have shown a tremendous determination to secure British Energy's future and long-term viability. For our part, we will continue to focus on delivering a successful restructuring whilst re-building a company which can compete in the UK energy market."

For further information:                    Andrew Dowler
                                            Financial Dynamics
                                            020 7831 3113



             British Energy plc ("British Energy" or the "Company")

                              Restructuring update

 Announcement of agreement on formal standstill and heads of terms with certain creditors

Introduction

The Board of British Energy (the "Board") announces that it has agreed with certain of its creditors formal standstill agreements and reached non-binding agreement in principle regarding the recognition, compromise and allocation of certain claims under the terms of the restructuring proposals announced on 28 November 2002 (the "Restructuring Proposals").

The creditors, with whom non-binding agreement in principle regarding the recognition, compromise and allocation of certain claims has been reached, are certain of the 2003, 2006 and 2016 sterling bondholders (collectively the "Bondholders"), the steering committee for the Eggborough bank syndicate ("Eggborough Banks"), The Royal Bank of Scotland Plc ("RBS") as provider of a letter of credit to the Eggborough Banks in respect of Eggborough Power Limited ("EPL"), Teesside Power Limited ("TPL"), TotalFinaElf Gas and Power Limited ("TFE") and Enron Capital & Trade Europe Finance LLC (an affiliate of Enron Corp.) ("ECTEF") (collectively the "Significant Creditors").

The standstill agreements with Significant Creditors and British Nuclear Fuels plc ("BNFL") and the heads of terms with Significant Creditors that have been reached are subject to certain conditions (detailed below). In addition, implementation of the proposed restructuring remains subject to material conditions, including approval by the European Commission under State Aid rules and the disposal of British Energy's North American operations Bruce Power and AmerGen.

The Board continues to believe that the proposed restructuring is in the best interests of the Company and is working closely in conjunction with its advisers and creditors to implement a successful restructuring of British Energy in accordance with the Restructuring Proposals accepted on 28 November 2002 by the UK Government ("HMG"). However, if the requirements set out in the Restructuring Proposals are not met and the restructuring is therefore not implemented, the Company may have to seek insolvency proceedings, in which case the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there would be any return to shareholders.

Standstill agreements

The formal standstill agreements which British Energy has agreed with its Significant Creditors and BNFL are subject to approval by the banking syndicates of Eggborough and TPL, the credit committee of RBS and Enron board approvals and court approvals. These approvals are required prior to 24 March 2003 (except for Enron court approvals which are expected to follow in due course). The definitive restructuring documentation itself is not expected to be formally agreed by Significant Creditors until 30 September 2003. In addition, the members of an ad hoc committee of Bondholders (the "Ad Hoc Committee") and certain other Bondholders have also entered into a separate bondholder standstill agreement which binds approximately 58% of the 2003 bondholders, 55% of the 2006 bondholders and 75% of the 2016 bondholders. A notice has been published today convening Extraordinary General Meetings on 10 March 2003 for the holders of each series of bonds to formally approve the standstill arrangements and a circular explaining these proposals will be issued to Bondholders early next week. The Bondholders who have entered into the bondholder standstill agreement have undertaken to vote in favour of the proposed resolution and not to dispose of any interest in their bonds (otherwise than among themselves or in connection with settlement of any credit derivative transaction entered into before today) unless the transferee agrees to be bound by the bondholder standstill agreement including the undertaking to vote in favour of the proposed resolution.

During the period of the standstill, commencing on 14 February 2003 and ending on the earliest of 30 September 2004 or a termination event or the completion of the restructuring (the "Standstill Period"), Significant Creditors and BNFL have agreed with British Energy that they will not take any steps to initiate administration proceedings or demand or accelerate any amounts due and payable by British Energy.

Under the standstill agreements, certain Significant Creditors will be paid interest but not principal in respect of any claims against the British Energy group. Interest will continue to be paid to Bondholders and the Eggborough Banks in accordance with existing arrangements, except that following the payment of the normal annual coupon to Bondholders on 25 March 2003, subsequent interest payments will, subject to appropriate resolutions being passed by the Bondholders, be made on a six-monthly rather than an annual basis. In respect of TPL, TFE, ECTEF and RBS, interest will be paid first on 25 March 2003 and then on the last business day of every six-month period thereafter based on the agreed Claim Amounts (except in the case of RBS where interest payments will be based on the present value of the Claim Amount).

As part of the standstill agreement British Energy will amend the existing power purchase agreement with TPL so that during the Standstill Period, British Energy will continue to purchase power from TPL at fixed prices set at levels based on the current forward curve for electricity. On completion of the restructuring, this power purchase arrangement with TPL will terminate.

The standstill agreements contain certain covenants for the benefit of the Significant Creditors and BNFL (including the Bondholders who have signed the bondholders standstill agreement). For example, during the Standstill Period, British Energy has undertaken that it will not, without the unanimous consent of the Significant Creditors and BNFL, inter alia, make any acquisition or disposal greater than GBP5 million (except for the sale of Bruce Power and AmerGen) and it will not issue equity or pay any dividends.

BNFL or any of the Significant Creditors may terminate the standstill agreement following the occurrence of a termination event. The termination events include certain insolvency events affecting the Company, British Energy Generation Limited ("BEG"), British Energy Generation (UK) Limited ("BEGUK"), British Energy Power & Energy Trading Limited ("BEPET") or EPL, acceleration of the Facility, the required approvals under the standstill agreement not being obtained within the timescales envisaged, any of the Company, BEGUK, BEG, BEPET or EPL failing to discharge certain continuing obligations and definitive documentation having not been executed by 30 September 2003.

Heads of Terms

The Significant Creditors have, subject to the approvals referred to in connection with the standstill agreements, signed non-binding heads of terms in respect of the recognition and settlement of their claims in the restructuring of the British Energy group (the "Heads of Terms"). These Heads of Terms are in accordance with the Restructuring Proposals.

Treatment of HMG Facility

The secured loan from HMG (the "Facility") provided in September 2002 to help the Company through the restructuring period is expected to be repaid in full from the proceeds of asset disposals and amounts stoodstill during the Standstill Period. The Company believes that after 9 March 2003 it will continue to require some limited ongoing working capital and collateral facilities. HMG has indicated a willingness to extend the Facility at a reduced level for a period after 9 March 2003.

Treatment of Eggborough Banks

The Eggborough Banks have security over the Eggborough generation plant and the assets of EPL. Under the Heads of Terms the Company will enter into a revised capacity and tolling agreement (the "CTA") with the Eggborough Banks lasting until 2015 and the Eggborough Banks will receive GBP20 million of new bonds and 14.0% of the new equity to be issued to Significant Creditors. The Company will make payments to EPL under the revised CTA equivalent to the payments which EPL would have received if they had been issued with GBP150 million of new bonds. In 2015, economic ownership of the plant will revert to the Eggborough Banks. The Eggborough Banks will have an option to break the CTA in March 2008 in return for payment of a fee of GBP104 million. On exercise of the option, the Company would cease to have any obligation to make further payments under the CTA including payments in respect of the bond-equivalent amounts.

Treatment of other Significant Creditors

Each Significant Creditor, save for the Eggborough Banks, has agreed, subject to successful completion of the Restructuring Proposals and receipt of any requisite approvals, on the amount of their unsecured claim (the "Claim Amount") in the restructuring, as follows:
                                                     Claim Amount

Bondholders                                          GBP408 million

ECTEF                                                GBP72 million

RBS                                                  GBP37.5 million

TFE                                                  GBP85 million

TPL                                                  GBP159 million



The amounts do not include accrued interest (if any) paid to each creditor during the Standstill Period.

Allocation of new bonds and new equity

It was announced on 28 November 2002, that British Energy would issue GBP700 million of new bonds of which GBP275 million would be allocated to the newly established nuclear liability fund and GBP425 million to the Significant Creditors. However, as a result of the CTA proposal being offered to the Eggborough Banks, the amount of new bonds being issued will be reduced by GBP150 million so that GBP275 million of new bonds will be issued to the Significant Creditors. In addition, when the restructuring completes, the Company expects to issue new ordinary shares to Significant Creditors.

The Heads of Terms set out how the new bonds and new equity will be allocated to each of the Significant Creditors based on the agreed Claim Amounts. The table below summarises the allocation of new bonds and new equity to the Significant Creditors.

                                                          Proportion of the new
                                                               equity issued to
                             New bonds(1)              Significant Creditors(2)


Bondholders              GBP154.1 million                              52.3%

Eggborough Banks         GBP20.0 million                               14.0%

ECTEF                    GBP20.0 million                                6.8%

RBS                      GBP14.2 million                                4.8%

TFE                      GBP23.3 million                                7.7%

TPL                      GBP43.5 million                               14.4%

Total                    GBP275 million                                 100%

(1) See attached appendix for summary of the terms of new bonds
(2) Excludes retained equity interest, if any, of existing shareholders

BNFL

Progress is being made with BNFL in agreeing contracts in relation to BNFL's supply of fuel and related fuel services for future burn (front and back-end) based on the non-binding heads of terms with BNFL announced on 28 November 2002.
  HMG will meet the costs of British Energy's historic back-end fuel liabilities with BNFL. The new contracts with BNFL will be conditional upon the restructuring being implemented. In addition, the Company is discussing with BNFL the sale of its enriched and natural uranium stocks and its ongoing supply arrangements in connection with their procurement.

Existing shareholders

The Board is considering proposals under which holders of both the ordinary and A shares would have both shares and warrants in the restructured group. Any allocation of shares or warrants to existing shareholders in the restructured group will need to be agreed with the Significant Creditors. If the restructuring is implemented, the return, if any, to existing shareholders will represent a very significant dilution of their existing interests.

Bruce

On 10 February 2003 British Energy announced that it had received shareholder approval for the disposal of Bruce Power. In addition, certain important conditions to the disposal have been satisfied (including receipt of certain of the required favourable tax rulings), however the disposal remains subject to a number of outstanding conditions.

Conditions for the restructuring

Entering into these agreements with Significant Creditors does not ensure the success of the restructuring and the Restructuring Proposals remain conditional, inter alia, on:

  - Completion of a sale of British Energy's interest in Bruce Power
  - A sale of British Energy's interest in AmerGen having been agreed by 30 June 2003 and completed by the completion of the restructuring
  - Formal approvals by significant Creditors (as set out above) to the standstill agreements and the non-binding Heads of Terms prior to 25 March 2003, and in the case of Enron court approval by a later date
  - Formal agreement to the Restructuring Proposals having been entered into by BNFL, the Eggborough Banks, RBS, TPL, TFE and ECTEF by no later than 30 September 2003
  - The Restructuring Proposals having been approved by meetings of the bondholders by 30 September 2003
  - Receipt of State Aid approvals to the Restructuring Proposals by 30 September 2004 (or such later date as the Secretary of State or Significant Creditors may agree)
  - Admission of the new ordinary shares and new bonds to listing by the UKLA
  - Shareholder approval, where required
  - Receipt of all necessary regulatory approvals and tax clearances

Documentation to approve the restructuring is expected to be issued in the summer of 2003. HMG expects to receive European Commission approval of the State Aid application by mid-2004.

Other Considerations

The legal structure and the steps necessary to implement the proposed restructuring, together with their accounting and tax consequences, have not been finalised. Implementation of the proposed restructuring will require the identification of a structure which permits the commercial and economic effects outlined above to be achieved without material adverse taxation or accounting consequences.

The detailed terms of the restructuring will also need to be discussed and agreed with the Inland Revenue. No agreement has been reached in relation to the price or terms of any sale of AmerGen. Furthermore, the European Commission may not approve the restructuring or may impose conditions to such approval that would affect the financial terms or even the viability of the restructuring.

In addition, the Secretary of State may not extend the Facility sufficiently and in any event will be entitled to require immediate repayment of the Facility if in the opinion of the Secretary of State the restructuring cannot be implemented in the manner or timescale envisaged.

If such agreements cannot be reached or the required approvals are not forthcoming or the assumptions underlying the proposal are not fulfilled or the conditions to the Restructuring Proposal are not satisfied or waived within the timescales envisaged or the standstill agreements terminate, then the Company may be unable to meet its financial obligations as they fall due and therefore the Company may have to take appropriate insolvency proceedings. The Board considers that, in the event of insolvency, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there would be any return to shareholders.

The Heads of Terms are not legally binding and do not create any legal obligation on any person. Any reference to the amount due to any person or a method of calculating such an amount does not preclude the Company or any Significant Creditor subsequently taking the position, in circumstances where the proposals set out in the Heads of Terms are not implemented, that a different amount or that no amount is due or a different method of calculation should be used.

Bondholder conference call

Close Brothers Corporate Finance Limited and Cadwalader, Wickersham & Taft who have given financial and legal advice respectively to the Ad Hoc Committee in connection with the proposed restructuring have arranged an unrestricted conference call for Bondholders to be held at 2 p.m. on Tuesday 18 February 2003. Dial in details will be circulated to Bondholders who have identified themselves to Close Brothers or Cadwalader. Other Bondholders who would like to participate in this call should contact either Martin Gudgeon at Close Brothers on +44 (0)20 7655 3100 or Andrew Wilkinson at Cadwalader on +44 (0)20 7170 8700.

                                    APPENDIX

                         Summary Terms of the New Bonds


Issuer:                       British Energy plc or other Group company.

Guarantors:                   Expected to include British Energy
                              Generation (UK) Limited, British Energy
                              Generation Limited and British Energy Power &
                              Energy Trading Limited.

Principal Amount:             GBP550 million.

Interest and Redemption:      The New Bonds may be issued in several tranches,
                              carry a coupon of 7% per annum and amortise on an annuity basis, until the final maturity dates
                              (not beyond 2023) of each respective tranche.
                              However, the New Bonds may, alternatively, take the form of vanilla eurobonds with bullet maturities.

Optional Redemption:          The Issuer may elect to redeem some or all of the
                              New Bonds ahead of their scheduled redemption date(s) at a price calculated according to a Spens formula.

Redemption for Tax Reasons:   If a withholding tax is imposed, the Issuer may
                              redeem the New Bonds at par (plus accrued interest).

Put Option:                   Investors may put the New Bonds to the Issuer at
                              101 per cent. of their principal amount
                              outstanding plus accrued interest if the Group's nuclear or generation licences are revoked and this leads to a rating trigger or upon a change of control.

Listing:                      London or another recognised stock exchange.

Ratings: Ratings will be sought from credit agencies in due course. The Issuer will seek to obtain an investment grade rating for the New Bonds.
                              The Issuer will investigate the availability of security and credit insurance for some or all of the New Bonds.

Covenants:                    The New Bonds will benefit from covenants on the
                              part of the Issuer and each of the Guarantors, including, but not limited to:

                              -  Limitations on additional indebtedness;

                              -  Negative pledge.

Taxation:                     Customary gross-up, subject to Issuer's option to
                              redeem.

Events of Default:            Customary.

Governing Law:                English.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  14 February, 2003                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations